January 4, 2012

Securities and Exchange Commission
Washington, DC   20549

RE:  Persimmon Capital Management, LP
        Adviser to Persimmon Growth Partners Fund, L.P.

Commissioners:

We have read Persimmon Growth Partners Fund, L.P.’s statements included in their N-SAR Item 77K, that we understand will be filed with the Securities and Exchange Commission, and we agree with such statements concerning our firm.

McGladrey & Pullen, LLP